UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number  001-07349

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
BALL CORPORATION 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
BALL CORPORATION 10 LONGS PEAK DRIVE BROOMFIELD, COLORADO 80021-2510

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Index to Financial Statements

Page

Independent Auditor’s Report	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i–Schedule of Assets (Held at End of Year) at December 31, 2010	14

    Note:  Certain supplemental schedules have been omitted because they are not applicable.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Ball Corporation 401(k) and
Employee Stock Ownership Plan
Broomfield, Colorado

We have audited the accompanying statements of net assets available for benefits of the Ball Corporation 401(k) and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ball Corporation 401(k) and Employee Stock Ownership Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Clifton Gunderson LLP
Clifton Gunderson LLP
Denver, Colorado
June 17, 2011

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value:
Mutual funds	$856,041,989	$785,493,492
Ball Corporation common stock	365,145,956	291,626,465
Investment contracts	150,398,248	135,119,387
Total investments	1,371,586,193	1,212,239,344

Receivables:
Participant contributions	1,494,829	1,458,765
Employer contributions	4,410,438	1,198,326
Notes receivable from participants	23,570,203	22,235,606
Total receivables	29,475,470	24,892,697

Net assets available for benefits, at fair value	1,401,061,663	1,237,132,041

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,311,932)	(3,528,257)

Net assets available for benefits	$1,394,749,731	$1,233,603,784

See accompanying notes to the financial statements.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

	For the year ended December 31,
	2010	2009
Additions to (Deductions from) Net Assets:

Contributions:
Participant	$53,820,543	$53,737,472
Employer, net of forfeitures	25,577,851	22,695,451
Rollovers and other additions	6,879,856	9,213,455
Total contributions	86,278,250	85,646,378

Investment income:
Dividends and interest	22,180,005	22,395,096
Net appreciation in fair value of investments	166,656,878	177,866,740
Total investment income	188,836,883	200,261,836

Interest Income on notes receivable from participants	1,250,094	1,419,418
Distributions to participants	(115,119,816)	(81,530,222)
Administrative expenses and other	(99,464)	(95,378)

Net Increase in net assets	161,145,947	205,702,032

Net assets available for benefits:
Beginning of year	1,233,603,784	1,027,901,752
End of year	$1,394,749,731	$1,233,603,784

See accompanying notes to the financial statements.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements

Note 1–Description of the Plan

On September 24, 2010 the Ball Corporation Employee Benefits Administration Committee resolved to change the name of the Ball Corporation Salary Conversion and Employee Stock Ownership Plan to the Ball Corporation 401(k) and Employee Stock Ownership Plan (the “Plan”) effective January 1, 2010.  The Plan is a defined contribution plan established on September 1, 1983. The Plan was amended and restated on July 1, 1989, under the rules of Internal Revenue Code of 1986, as amended (“IRC”), Section 401(k), to add an employee stock ownership (the “ESOP”) feature which was qualified under IRC Sections 401(a) and 4975(e)(7). There is no active ESOP feature currently in the Plan. Participants should refer to the Summary Plan Description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

Essentially all U.S. salaried and U.S. hourly employees of Ball Corporation and participating subsidiaries (the “Company”) are eligible to participate in the Plan. Eligibility to participate in the Plan begins with the first day of employment. An eligible employee hired on or after January 1, 2005, who does not make an election about his or her participation in the Plan, is automatically enrolled 30 days after his or her hire date.

Employee Contributions

The Plan allows eligible participants to contribute a portion of their salaries or wages to the Plan on a before-tax basis within limits defined by the Plan. Such limits vary among certain employee classifications. In all cases, the maximum contribution for a participant may not exceed the annual maximum limits established under IRC Section 402(g). All income earned from invested contributions accumulates tax deferred until withdrawal.

The Plan provides for the automatic enrollment of a 3 percent pretax deferral of eligible pay for newly hired employees, unless the employee affirmatively elects to make no pretax contributions or elects to make pretax contributions of a different amount.

Effective January 1, 2007, the Plan was amended to provide an automatic one-step increase whereby the automatic deferral percentage of 3 percent for an employee automatically enrolled in the Plan on or after January 1, 2007, is automatically increased 1 percent each year, beginning in the calendar year following the calendar year of automatic enrollment until the deferral percentage equals 6 percent. Employees may opt-out of the automatic increases at any time.

Participants may change the level of their contribution or suspend contributions entirely at any time. The Plan also permits rollovers, which represent funds that participants transfer into the Plan from previous eligible Plans.

Company Matching Contributions

The Company generally makes a matching contribution each pay period that is based on the percentage of eligible pay that the participant contributes. The Company matching contribution differs depending on the employee group in which the participant belongs. The maximum percentage of eligible pay which the Company will match is 6 percent. The Plan includes matching provisions in accordance with the provisions of the applicable union contracts.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

For certain employee groups, Company matching contributions are invested automatically in units of the Ball Corporation Common Stock Fund. The Ball Corporation Common Stock Fund included $1,308,539 and $856,593 in the Vanguard Prime Money Market Fund as of December 31, 2010, and 2009, respectively. These amounts are included in the mutual funds line in the Statements of Net Assets Available for Benefits. For remaining employee groups, Company matching contributions are invested according to participant elections. Participants whose Company matching contributions are automatically invested in the Ball Corporation Common Stock Fund may immediately diversify this investment.

Employees in the Company’s aerospace division who are not participants in the Ball Corporation Economic Value Added Incentive Compensation Plan may receive an additional match under the Plan. This provision allows up to a maximum of 4 percent of the employee’s pay if the Economic Value Added performance factor of Ball Aerospace & Technologies Corp. (“BATC”) achieved is between 1.0 percent and 2.0 percent (inclusive) in accordance with conditions of the BATC Performance Sharing Match Program. The additional match is invested in accordance with participant elections. An additional match in the amount of $3,290,112 was required for 2010, and was funded in 2011. There was no additional match required to be made for 2009.

The Company makes additional contributions for some employee groups. Generally, this contribution is made each pay period and is based on the eligible hours worked by the employee during the pay period. Additional contributions are invested in accordance with participant elections.

Vesting

Participants are always fully vested in their own contributions and related earnings. With the exception of certain employee groups, participants are also always fully vested in Company matching contributions and any additional Company contributions, including related earnings. Certain employee groups vest ratably in Company contributions over a maximum of 6 years. Participants should refer to the summary Plan documents for further information. As of and for the years ended December 31, 2010 and 2009, there was no significant forfeiture activity.

Distribution of Benefits

Distributions to employees are normally made upon termination of employment and upon submission of a request. A request for distribution may be directed to the recordkeeper via written request, voice response system, internet site, or directly with the recordkeeper in accordance with Plan provisions.

At any time, a participant with an approved immediate and critical financial need may request a hardship withdrawal in an amount no greater than is necessary to satisfy such financial hardship.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

Notes Receivable from Participants

Loans are interest bearing at 1 percent above the published prime rate and are limited to the lesser of $50,000, reduced by the highest outstanding loan balance in the prior 12-month period, or 50 percent of a participant’s eligible account balance. Participant loans at December 31, 2010, had interest rates ranging from 4 percent to 9.5 percent and maturity dates ranging from 2011 to 2036.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and discretionary contribution, if applicable, and an allocation of Plan earnings and losses. Plan earnings and losses are allocated to individuals’ accounts based on each participant’s account balance in their respective investment options selected.

Voting Rights

Each participant receives voting rights on his/her shares of Ball Corporation common stock.

Company Stock Dividends

Participants have the option to either reinvest dividends paid on the Ball Corporation common stock or to receive the dividends in cash.

Note 2–Summary of Significant Accounting Policies

Basis of Accounting

The Plan financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

The accounting guidance prescribes that investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting guidance, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

Income Recognition

The net appreciation (depreciation) in the fair value of investments (net realized and unrealized gains and losses) is reflected in the accompanying statements of changes in net assets available for benefits. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment transactions are recorded on the date of purchase or sale (trade date).

Distributions

Distributions to participants are recorded when paid.

Expenses of the Plan

Certain costs and expenses incurred in establishing, amending and administering the Plan, including the fees and expenses of the trustees, are paid by the Company. The Plan pays for certain loan transaction fees that are charged to the related participants’ accounts.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the plan document.

Change in Accounting Principles

The Plan adopted a new accounting standard, Reporting Loans to Participants by Defined Contribution Pension Plans, which provides clarification of how loans to participants should be classified and measured by defined contribution pension benefit plans.  This guidance requires that loans to participants be reported as notes receivable from participants in the statement of net assets available for benefits and be measured at their unpaid principal balance plus any accrued but unpaid interest.  The Plan adopted this standard in its December 31, 2010 financial statements and has reclassified participant loans of $23,570,203 and $22,235,606 from investments to notes receivable from participants as of December 31, 2010 and 2009, respectively.  The Plan also reclassified interest income from participant loans of $1,250,094 and $1,419,418 from investment income to interest income from notes receivable from participants for the years ended December 31, 2010 and 2009, respectively.  Net assets of the Plan were not affected by the adoption of this standard.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

Note 3–Fair Value Measurements

Generally accepted accounting principles establish a framework for measuring value. That framework provides a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1–Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●
Level 2–Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3–Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Ball Common Stock: Valued at the closing price reported on the active market on which the individual security is traded.

Investment contracts: The fair value of the traditional investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The individual assets of the synthetic investment contracts are valued at the net asset value of the underlying assets; which are interests in common/collective trusts.   The fair value of the wrapper contract for the synthetic investment contracts is determined using the market approach discounting methodology, which incorporates the difference between current market level rates for contract level wrapper fees and the wrapper fee being charged. The difference is calculated as a dollar value as discounted by the prevailing interpolated swap rate as of period end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The levels assigned to the Plan’s investments as of December 31, 2010 and 2009, are summarized in the table below:

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Total
Mutual Funds:
Index funds	$269,899,246	$–	$269,899,246
Balanced funds	160,390,143	–	160,390,143
Money Market	83,065,557	–	83,065,557
Growth funds	136,423,934	–	136,423,934
Value funds	73,295,389	–	73,295,389
Target-dated retirement funds	132,967,720	–	132,967,720
Total Mutual Funds	856,041,989	–	856,041,989

Ball Common Stock	365,145,956	–	365,145,956

Investment Contracts:
Synthetic contracts		150,398,248	150,398,248
Total Investments contracts	–	150,398,248	150,398,248

Total assets at fair value	$1,221,187,945	$150,398,248	$1,371,586,193

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Total
Mutual Funds:
Index funds	$231,447,905	$–	$231,447,905
Balanced funds	146,468,265	–	146,468,265
Money Market	103,260,070	–	103,260,070
Growth funds	120,431,555	–	120,431,555
Value funds	73,458,518	–	73,458,518
Target-dated retirement funds	110,427,179	–	110,427,179
Total Mutual Funds	785,493,492	–	785,493,492

Ball Common Stock	291,626,465	–	291,626,465

Investment Contracts:
Synthetic contracts	–	133,872,320	133,872,320
Traditional contracts	–	1,247,067	1,247,067
Total Investments contracts	–	135,119,387	135,119,387

Total assets at fair value	$1,077,119,957	$135,119,387	$1,212,239,344

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

Note 4–Investments

All funds are managed by the trustee of the Plan. The assets are maintained under the ERISA guidelines and guidelines provided by the Company.

The following investments individually represent 5 percent or more of the Plan’s net assets available for benefits.

	December 31,	December 31,
	2010	2009

Ball Corporation Common Stock	$365,145,956	$291,626,465
Vanguard Wellington Investment Fund	160,390,143	146,468,265
Vanguard 500 Index Fund	135,953,444	124,500,375
Vanguard Prime Money Market Fund	83,065,557	103,260,070
Vanguard Total Bond Market Index	73,420,395	64,613,988

For the years ended below, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,	December 31,
	2010	2009

Mutual Funds	$77,301,830	$119,573,419
Ball Corporation Common Stock	89,355,048	58,293,321
	$166,656,878	$177,866,740

Note 5–Investment Contracts

Participants invest in units of the Ball Corporation Investment Contract Fund which contains various benefit-responsive investment contracts with various banks and insurance companies (“Issuers”) in the form of Guaranteed Investment Contracts (“GICs”) and Synthetic Guaranteed Investment Contracts (“SICs”). The Ball Corporation Investment Contract Fund also included $6,308,627 and $16,166,890 in the Vanguard Prime Money Market Fund as of December 31, 2010, and 2009, respectively. These amounts are included in the mutual funds line in the Statements of Net Assets Available for Benefits. The Issuers of the GICs maintain the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The SICs are wrapper contracts paired with underlying investments of high quality, intermediate term, fixed income securities. The Plan purchases wrapper contracts from financial services institutions. The SICs credit stated interest rates for specified periods of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrapper contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero percent.  The fair value of the wrapper contracts was not significant

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

in 2010 or 2009. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments.

Certain events limit the ability of the Plan to transact at contract value with the Issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GICs do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates without additional termination charges. However, the SICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The Plan may be in default if a breach of a material obligation under the contract or a material misrepresentation or a material amendment to the Plan agreement occurs. The issuer may be in default if:  it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers.

If, in the event of the default of an issuer and the Plan is unable to obtain a replacement investment contract, the Plan may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan will be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Contract termination may also occur by either party upon election and notice.

As described in Note 2, because the SICs and GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by the Issuers, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed periodically for resetting.

The average yields based on actual earnings and interest rates credited to participants were 3.41 percent in 2010, and 3.36 percent in 2009.

Note 6–Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, all participants would become 100 percent vested in their accounts and the assets of the Plan, after payment of any expenses, would be distributed to the participants in proportion to their respective account balances.

Note 7–Federal Income Tax Status

The Internal Revenue Service informed the Company by a letter dated May 6, 2003, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC. Thus, contributions to the Plan and earnings thereon are not taxable until distributed to the participant. No provision for income taxes has been included in the Plan’s financial statements. The Plan has since been amended but the Company believes the Plan is designed and being operated in compliance with the applicable provisions of the IRC.

Note 8–Party-In-Interest Transactions

Plan assets include investments in funds managed by Vanguard Fiduciary Trust Company (“Vanguard”). Vanguard is the Plan’s trustee/custodian and, as such, transactions with the trustee/custodian qualify as party-in-interest transactions. In addition, the Plan holds shares of Ball Corporation common stock, the Plan sponsor, which also qualifies as a party-in-interest. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

Note 9–Concentrations, Risks and Uncertainties

The Plan has a significant concentration of Ball Corporation common stock. A change in the value of the Company stock can cause the value of the Plan’s net assets to change significantly due to this concentration.

The Plan provides for various investments in common stock, mutual funds and investment contracts, which, in general, are exposed to various risks, such as significant world events, interest rates, credit risk and overall market volatility risk. Through its direct investments, the Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the Issuers and changes in interest rates. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

Note 10–Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010.

	December 31, 2010	December 31, 2009
Net assets available for benefits per the financial statements	$1,394,749,731	$1,233,603,784
Adjustment from contract value to fair value	6,311,932	3,528,257
Deemed Distributions	(107,222)	–

Net assets available for benefits per the form 5500	$1,400,954,441	$1,237,132,041

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2010, to the Form 5500.

December 31, 2010
Net increase in net assets available for benefits per the financial statements	$161,145,947
Adjustment from contract value to fair value as of December 31, 2010	6,311,932
Adjustment from contract value to fair value as of December 31, 2009	(3,528,257)
Deemed distributions	(107,222)

Net increase in net assets available for benefits per the form 5500	$163,822,400

Note 11–Subsequent Events

Management has evaluated subsequent events through the date these financial statements were issued, and determined that there were no events or transactions which require recognition or disclosure in the financial statements.

This information is an integral part of the accompanying financial statements.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
at December 31, 2010

Identity of Issue/Description	Current Value

Mutual Funds:
Morgan Stanley Institutional–International Equity Portfolio	$17,099,000
TRP Growth Stock Fund	38,910,028
Vanguard 500 Index Fund(1)	135,953,444
Vanguard Explorer Fund(1)	41,323,021
Vanguard International Growth Fund(1)	56,190,885
Vanguard Mid-Cap Index Fund(1)	17,755,989
Vanguard Prime Money Market Fund(1)	83,065,557
Vanguard Small-Cap Index Inv(1)	42,769,418
Vanguard Target Retirement 2010(1)	11,264,610
Vanguard Target Retirement 2015(1)	28,037,086
Vanguard Target Retirement 2020(1)	24,454,650
Vanguard Target Retirement 2025(1)	23,425,118
Vanguard Target Retirement 2030(1)	14,425,603
Vanguard Target Retirement 2035(1)	10,063,864
Vanguard Target Retirement 2040(1)	7,020,561
Vanguard Target Retirement 2045(1)	5,555,253
Vanguard Target Retirement 2050(1)	200,058
Vanguard Target Retirement 2055(1)	50,243
Vanguard Target Retirement Income(1)	8,470,674
Vanguard Total Bond Market Index Fund(1)	73,420,395
Vanguard Wellington Investment Fund(1)	160,390,143
Vanguard Windsor II Fund(1)	56,196,389
Total mutual funds before net receivables/payables	856,041,989

Ball Corporation Common Stock(1)	365,145,956

Investment Contracts
IXIS Corporation & Investment Bank–1348-02
Total contract at fair value	33,850,560

JPMorgan Chase Bank–MGTABALL
Total contract at fair value	28,971,472

Rabobank–BLL050201
Total contract at fair value	32,635,614

State Street Bank–104043
Total contract at fair value	25,576,281

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Schedule H, Line 4i–Schedule of Assets (Held at End of Year) at December 31, 2010 (cont.)
Identity of Issue/Description	Current Value

United of Omaha–14810
Total contract at fair value	29,503,948

Total investment contracts	150,537,875

Net receivables/(payables)	(139,627)

Net investment contracts	150,398,248
Notes Receivable from Participants (4% to 9.5%, maturity dates range from 2011 to 2036) (1)	23,570,203

Total assets held (at end of year)	$1,395,156,396

(1) Identified party-in-interest.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Ball Corporation Employee Benefits Administration Committee, which Committee administers the employee Plans, duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BALL CORPORATION 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

	By:	/s/ Shawn M. Barker
		Name:	Shawn M. Barker
Date: June 17, 2011		Title:	Vice President and Controller

Ball Corporation
Form 11-K
June 17, 2011

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 23	Consent of Clifton Gunderson LLP, Independent Registered Public Accounting Firm